
07008847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Infinium Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Embarcadero Center
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sergei Tchetvertnykh **(416) 360-1920**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


PROCESSING
RECEIVED
NOV 29 2007
160
SECTION

OATH OR AFFIRMATION

I, **Sergei Tchetvertnykh**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Infinium Securities, Inc., as

of **September 30**, **2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Hugh John McFetridge
A Commissioner, etc., City of Toronto
for the Canadian Corps of
Commissionaires
Expires June 16, 2008



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

INFINIUM SECURITIES, INC.

Financial Statements
For the Year Ended
September 30, 2007
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Owner
Infinium Securities, Inc.

We have audited the accompanying balance sheet of Infinium Securities, Inc. as of September 30, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infinium Securities, Inc. at September 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 21, 2007
Atlanta, Georgia



RUBIO CPA, PC

INFINIUM SECURITIES, INC.
BALANCE SHEET
SEPTEMBER 30, 2007

ASSETS

Cash and cash equivalents	$ 157,921
Clearing deposit	102,917
Due from clearing broker-dealer	400,512
Securities owned - U.S. Treasury bill	505,225
Office furniture and equipment, net of accumulated depreciation of $11,999	64,643
Prepaid expenses	25,798
Lease deposit	20,642
Due from related parties	179,571
Total assets	$ 1,457,229

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 11,529
Accrued compensation	187,730
Accrued expenses - other	22,387
Income taxes payable	265,000
Deferred income taxes	16,000
	502,646
Subordinated notes payable to Parent	400,000
Interest payable - subordinated notes	142,500
Total liabilities	1,045,146
STOCKHOLDER'S EQUITY:	
Common stock, stated value $1, 1,000 shares authorized, issued and outstanding	1,000
Retained earnings	411,083
Total stockholder's equity	412,083
Total liabilities and stockholder's equity	$ 1,457,229

The accompanying notes are an integral part of these financial statements.

INFINIUM SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended September 30, 2007

REVENUES	
Advisory and market access fees received from affiliates	$ 1,407,559
Commissions	37,334
Interest income	122,176
Trading	1,368,836
Investment banking	160,746
Other	35,027
	3,131,678
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	1,613,750
Interest expense - subordinated loans	289,167
Occupancy	82,566
Other operating expenses	209,576
	2,195,059
NET INCOME BEFORE INCOME TAXES	936,619
INCOME TAX EXPENSE	281,000
NET INCOME	$ 655,619

The accompanying notes are an integral part of these financial statements.

INFINIUM SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 655,619
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	9,668
Deferred income taxes	16,000
Increase in clearing deposit	(1,478)
Decrease in due from clearing broker	2,414,592
Increase in prepaid expenses	(13,930)
Increase in securities owned	(505,225)
Increase in accrued compensation	150,595
Increase in interest payable	8,253
Decrease in accounts payable	(5,211)
Increase in income taxes payable	265,000
Increase in accrued expenses - other	22,387
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,016,270
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office furniture and equipment	(36,249)
NET CASH USED BY INVESTING ACTIVITIES	(36,249)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advances to affiliates	(179,571)
Repayment of subordinated notes payable to Parent	(2,750,000)
NET CASH USED BY FINANCING ACTIVITIES	(2,929,571)
NET INCREASE IN CASH AND CASH EQUIVALENTS	50,450
CASH AND CASH EQUIVALENTS:	
Beginning of year	107,471
End of year	$ 157,921
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 280,914

The accompanying notes are an integral part of these financial statements.

INFINIUM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended September 30, 2007

	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, September 30, 2006	$ 1,000	$ (244,536)	$ (243,536)
Net income		655,619	655,619
Balance, September 30, 2007	$ 1,000	$ 411,083	$ 412,083

The accompanying notes are an integral part of these financial statements.

INFINIUM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2007

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of California in May 2004. Effective November 2004, the Company became registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states. The Company is wholly owned by Infinium Group, Inc., formerly known as Infinium Holdings, Inc., a Canadian company. The Company's primary business is investment advisory and investment banking services. A substantial portion of the Company's business during the year ended September 30, 2007 was to provide services to affiliated companies.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to depreciation and a net operating loss carryforwards.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities owned - U. S. Treasury Bill: The investment in a U. S. Treasury bill due October 18, 2007 is recorded at fair market value. The resulting difference between cost and market value (or fair value) is included in income.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2007, the Company had net capital of $378,583, which was $278,583 in excess of its required net capital of $100,000.

NOTE C – RELATED PARTIES

All of the Company's advisory fee and market access fee revenues during the fiscal year ended September 30, 2007 were earned for services provided to affiliated companies.

In the normal course of business, the Company executes trades on the Toronto Stock Exchange through its Parent's order routing system.

Under an expense sharing arrangement, the Parent and another subsidiary located in Canada may provide the Company with certain employees, office premises, furnishings, office equipment and other office expense support in exchange for management fees determined pursuant to a ratio based on personnel time allocations. No management fees were paid or payable for the year ended September 30, 2007 pursuant to the expense sharing arrangement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D – SUBORDINATED NOTE PAYABLE TO RELATED PARTY

The Company has entered into Subordinated Loan Agreements ("Agreements") with its Parent. The Agreements were approved by National Association of Securities Dealers.

Under subordinated loans, the funds loaned can be used without restriction by the Company, and the lender's claim against the Company is subordinate to all other parties.

NOTE D – SUBORDINATED NOTE PAYABLE TO RELATED PARTY (CONTINUED)

The outstanding subordinated notes at September 30, 2007 exclusive of accrued interest are the following:

15% note due November 2008	$ 200,000
15% note due November 2007	200,000
	$ 400,000

NOTE E – LEASES

Effective July 1, 2006, the Company leases office premises under an operating lease which expires March 31, 2008. Future minimum lease commitments under the office premises lease at September 30, 2007 are approximately $41,000.

Rent expense for the year ended September 30, 2007 was approximately $83,000.

NOTE F – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income taxes	$ 265,000
Deferred income taxes	16,000
Income tax expense	$ 281,000

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The difference at September 30, 2007 is related to depreciation and amortization.

The Company recorded a valuation allowance for a deferred tax asset at September 30, 2006, equal to the deferred tax asset because it was considered more likely than not that the net operating loss carryforward would not be realized before it began to expire in 2025.

The Company utilized net operating loss carryforwards from prior years of approximately $246,000 in 2007 which reduced income tax expense for 2007 by approximately $98,000.

NOTE G - LITIGATION

The Company is subject to legal proceedings and claims which arise in the normal course of business. At September 30, 2007, the Company is a co-defendant in a matter brought by a former employee of a sister corporation. The sister corporation has agreed to bear any loss that may arise from the matter and therefore no cost has been accrued in the accompanying financial statements.

The Company does not expect the outcome of this matter to have a material adverse effect on the accompanying financial statements.

SUPPLEMENTAL INFORMATION

SCHEDULE I
INFINIUM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF SEPTEMBER 30, 2007

NET CAPITAL:

Total stockholder's equity	$ 412,083
Add: Subordinated notes payable to parent	400,000
Accrued interest on subordinated notes	142,500
Discretionary bonuses accrued	140,000
	1,094,583
Less nonallowable assets:	
Office furniture and equipment	64,643
Prepaid expenses	25,798
Lease deposit	20,642
Petty cash	691
Due from foreign broker-dealer	397,155
Due from related parties	179,571
	688,500
Net capital before haircut	406,083
Less:	
Haircuts	-
Last year subloan interest	(27,500)
Net capital	378,583
Less required net capital	(100,000)
Excess net capital	$ 278,583
Aggregate indebtedness	$ 346,646
Net capital based on aggregate indebtedness	$ 23,110
Ratio of aggregate indebtedness to net capital	.92 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2007

Net capital as reported in Part IIA of Form X-17(a)5	$ 363,094
Audit adjustments to income taxes	15,489
Net capital as reported above	$ 378,583

INFINIUM SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS AND GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Balance, beginning of year	$3,150,000
Additional proceeds	-
Repayments	2,750,000
Balance at end of year	$ 400,000

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Parent
Infinium Securities, Inc.

In planning and performing our audit of the financial statements of Infinium Securities, Inc., for the year ended September 30, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Infinium Securities, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

November 21, 2007
Atlanta, Georgia



RUBIO CPA, PC